Chardan Capital Markets, LLC
17 State Street, Suite 2100
New York, New York 10004

              February 13, 2020

VIA EDGAR

Ms. Susan Block
Division of Corporation Finance

Office of Transportation and Leisure
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Newborn Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-235788) (the “Registration Statement”)

Dear Ms. Block:

In connection with the Registration Statement on Form S-1 of Newborn Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 p.m., Eastern Time, on February 13, 2020, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 434 copies of the Preliminary Prospectus dated January 3, 2020 have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Managing Director